Exhibit 99.41

PRESS RELEASE
Aya Gold and Silver Announces $100 Million Bought Deal Offering of Common Shares

MONTREAL, June 10, 2025 -- Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Company”) is pleased to announce that it has entered into an agreement pursuant to which Desjardins Capital Markets (“Desjardins”), as sole bookrunner, together with a syndicate of underwriters including National Bank Financial Inc. and BMO Capital Markets, together with Desjardins as co-lead underwriters, (collectively, the “Underwriters”), has agreed to purchase, on a bought deal basis, 7,491,000 common shares in the capital of the Company (the “Shares”), at a price of $13.35 per Share (the “Issue Price”) for gross proceeds of $100,004,850 (the “Offering”).
The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, $15,000,728 additional proceeds will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be approximately $115,005,578.
The Company intends to use the net proceeds of the Offering to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.
The closing date of the Offering is scheduled to be on or about June 19, 2025, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.
The Offering will be completed by way of a prospectus supplement (the “Supplement”) to the short form base shelf prospectus of the Company dated June 10, 2025 (the “Base Prospectus”), which Supplement is expected to be filed on or prior to June 12, 2025 with the securities commissions and other similar regulatory authorities in each of the provinces of Canada and in such other jurisdictions as are agreed to by the Company and the Underwriters, in each case provided that no prospectus, registration statement or other similar document is required to be filed in such jurisdiction and that the Company will not be or become subject to any continuous disclosure obligations in such jurisdiction. The Base Prospectus and, once filed, the Supplement can be found on SEDAR+ at www.sedarplus.ca, and contain important detailed information about the Offering.
Electronic or paper copies of the Base Prospectus, the Supplement (when filed), and any amendment to the documents may be obtained, without charge, from Desjardins Capital Markets at 25 York St., 10th Floor, Toronto, ON M5J 2V5, Attention: Equity Capital Markets or by email at ecm@desjardins.com.
This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold in the United States absent registration under the 1933 Act and all applicable U.S. state securities laws, or in compliance with applicable exemptions from such registration requirements.
AYA GOLD & SILVER INC.
Per: “Benoit La Salle”
Benoit La Salle, FCPA FCA
President and Chief Executive Officer
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximising shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Notice Regarding Forward-Looking Statements
Certain information in this news release related to the Company is forward-looking information and is prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. The information generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the Offering including anticipated timing of the filing of the Supplement and the closing, the exercise of the Over-Allotment Option, the receipt of required regulatory approvals including acceptance of the Offering by the TSX, and the intended use of proceeds of the Offering. There are numerous risks and uncertainties that could cause actual results and Aya’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) risks inherent in the mineral production and exploration sectors in general; (iii) that the proceeds of the Offering may need to be used other than as set out in this news release, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.
Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward‐looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‐looking information. Such forward‐looking information has been provided for the purpose of assisting investors in understanding the Company's business, operations and exploration plans and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward‐looking information. Forward‐looking information is given as of the date of this press release, and the Company does not undertake to update such forward‐looking information except in accordance with applicable securities laws.